James W. Eldredge
Vice President
and Controller

October 20, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Owings:

Re:	Puget Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed June 12, 2009 and August 14, 2009
File No. 001-16305

Puget Sound Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 5, 2009 and July 28, 2009
File No. 001-04393

Dear Mr. Owings:

This letter sets forth our response to the Staff’s comment relating to our Form 10-K for the fiscal year ended December 31, 2008, filed on March 4, 2009 (our "2008 Form 10-K") and the Puget Energy, Inc. Forms 10-Q for Fiscal Quarters ended March 31, 2009 and June 30, 2009 filed June 12, 2009 and August 14, 2009, respectively (our "Puget Energy 2009 Forms 10-Q") and the Puget Sound Energy, Inc. Forms 10-Q for Fiscal Quarters ended March 31, 2009 and June 30, 2009 filed May 5, 2009 and July 28, 2009, respectively (our "PSE 2009 Forms 10-Q"), contained in your letter dated September 30, 2009 (the "Comment Letter").

We appreciate your review and comments and are committed to providing you with the information you have requested on a timely basis.  Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter.  For ease of reference, we have excerpted the Staff’s comment below.

Puget Energy, Inc.   ●   P.O. Box 97034   ●   Bellevue, WA 98009-9734   ●   (425) 462-3135

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
Our review encompassed Puget Energy, Inc. and Puget Sound Energy, Inc. listed on the facing page of your Form 10-K.  In the interest of reducing the number of comments, we have not addressed each registrant with a separate comment.  To the extent a comment is applicable to more than one registrant; please address the issue separately for each registrant.

Response to SEC Comment

We confirm that to the extent a comment is applicable to both Puget Energy, Inc. (“Puget Energy”) and Puget Sound Energy (“PSE”), we will address the issue separately for each company.

2.
We note that on the cover page to Puget Energy's Form 10-Q for the fiscal quarter ended September 30, 2009 [sic], Puget Energy was identified as a large accelerated flier.  However, in the Form 10-K for the fiscal year ended December 31, 2008 Puget Energy, Inc. was identified as a non-accelerated filer.  Given that a registrant's filing status is determined at the end of its fiscal year and the merger with Puget Holdings did not close until after December 31, 2008, please advise why it was appropriate for Puget Energy to identify itself as a non-accelerated filer in its most recent Form 10-K and subsequent Forms 10-Q.  Refer to Rule 12b-12.

Response to SEC Comment

Following the closing of the merger on February 6, 2009, the New York Stock Exchange ("NYSE") filed a Form 25 to delist Puget Energy's common stock and terminate Puget Energy's Section 12(b) registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The Form 25 became effective on February 19, 2009 and, together with the Form 15 filed by Puget Energy, resulted in Puget Energy's periodic and current reporting obligations under Sections 13(a) and 15(d) of the Exchange Act being automatically suspended as of such date.  Pursuant to the order issued by the Washington Utilities and Transportation Commission (the "Washington Commission") approving the merger, Puget Energy continues to file voluntarily periodic and current reports with the U.S. Securities and Exchange Commission (the "SEC").  As a result, after February 19, 2009, Puget Energy filed its periodic and current reports, including its 2008 Form 10-K, as a "voluntary filer."  To indicate its voluntary filer status, Puget Energy checked the appropriate box on the cover of its 2008 Form 10-K.  Puget Energy understands that an issuer that submits Exchange Act reports on a voluntary basis cannot satisfy the definition of "large accelerated filer" in Rule 12b-2.  See Question 130.02 of the Exchange Act Rules Compliance and Disclosure Interpretations (last updated May 29, 2009).  Accordingly, Puget Energy determined it was appropriate to identify itself as a non-accelerated filer in the 2008 Form 10-K and subsequent Forms 10-Q.

The following information provides further background regarding the merger and related delisting and deregistration mechanics:

On February 6, 2009, Puget Energy filed Articles of Merger with the Secretary of State of the State of Washington.  As a result of the merger:

•	Puget Energy became an indirect direct wholly owned subsidiary of Puget Holdings LLC;

•	Puget Holdings LLC beneficially owns 100% of Puget Energy's and PSE's common stock; and

•	Puget Energy does not have any public holders of its equity or debt.

On February 9, 2009:

•	NYSE filed a Form 25 to delist and deregister Puget Energy's securities under Section 12(b) of the Exchange Act;

•
Puget Energy filed post-effective amendments to its outstanding automatic effective shelf registration statements on Form S-3 to remove Puget Energy as an issuer and registrant under such registration statements, to deregister its securities registered under such registration statements and to terminate the offering of any remaining securities;

•
Puget Energy filed post-effective amendments to its outstanding registration statements on Form S-8 to deregister and remove all the securities registered under such registration statements that remained unissued and unsold as of February 9, 2009 and to terminate the offering of the remaining securities; and

•	Puget Energy filed a Form 15 to terminate the registration of its securities under Section 12(g) of the Exchange Act and suspend its duty to file reports under Section 15(d) of the Exchange Act.

The Form 25 became effective ten days after filing, or February 19, 2009, at which time Puget Energy was deemed delisted from the NYSE.  As a result of the effectiveness of the Form 25 and the filing of the Form 15, Puget Energy's periodic and current reporting obligations under Sections 13(a) and 15(d) of the Exchange Act were automatically suspended as of February 19, 2009.  See Question 144.02 of the Exchange Act Rules Compliance and Disclosure Interpretations (last updated May 29, 2009).  However, Puget Energy had the obligation to file a Form 8-K reporting the merger and related matters prior to the effective date of the Form 25, and therefore filed a Form 8-K on February 12, 2009.  See Question 144.03 of the Exchange Act Rules Compliance and Disclosure Interpretations (last updated May 29, 2009).

After the merger, PSE remained a wholly owned subsidiary of Puget Energy and continues to be subject to the reporting obligations of Section 15(d) of the Exchange Act as a non-accelerated filer.

Environment, page 21

3.
In this section you discuss that your operations are subject to environmental laws and regulations by federal, state and local authorities.  Please discuss any material estimated capital expenditures for environmental control facilities for the current period and such future periods you deem material.  Please refer to Item 101(c)(xii) of Regulation S-K.

Response to SEC Comment

Neither Puget Energy nor PSE expect any material capital expenditures for environmental control facilities or any other type of environmental remediation expenditures in 2009 or future years.  As noted in Footnote 23 of the 2008 Form 10-K, PSE has received regulatory orders issued by the Washington Commission regarding the treatment of incurred costs associated with its environmental remediation programs.  These orders authorize PSE to accumulate and defer remediation costs paid to third parties for recovery in tariff rates in future rate proceedings, net of all associated insurance and third party recoveries.  PSE believes that its past and future environmental remediation costs that are currently deferred as regulatory assets are recoverable from insurance companies, from third parties or from PSE’s customers.  At December 31, 2008, PSE had $48.9 million in net deferred regulatory assets and liabilities, regulatory assets totaling $50.2 million associated with PSE’s natural gas service business and a regulatory credit of $1.3 million (actual recoveries in excess of incurred costs of $5.7 million, including estimates of future remediation costs of $4.4 million) associated PSE’s electric service business. PSE’s regulatory assets in connection with its natural gas business totaling $50.2 million included cash expenditures of $76.8 million, future cost estimates of $41.0 million and actual cash recoveries of $67.6 million.

In future periodic reports, Puget Energy and PSE will state, based on a current assessment of its environmental responsibilities, legal requirements and regulatory policies, that they do not believe these environmental remediation costs will have a material adverse effect on Puget Energy’s and PSE’s consolidated financial statements.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results…, page 29

Overview, page 29

4.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

For example, we note in the second to last risk factor on page 26 that your liquidity could be affected by poor performance of your pension and postretirement benefit investments.  We also note that under Note 14 "Retirement Benefits" you indicate that your pension plan has an unrealized loss of $168.229 million in 2008, which resulted in your estimated pension obligations exceeding your pension plan assets by $67.686 million.  Please discuss in this section the steps you are taking to address the recent volatility in your retirement plan assets and how the volatility in your retirement plan assets may affect your operations and liquidity if your [sic] are required to make a substantial contribution to your retirement plan.  Also, we note that in your table titled "Fair Value of Contract with Settlement During Year" located under Item 7A "Quantitative and Qualitative Disclosures About Market Risk" that as of December 31, 2008 your total fair value of contracts settling in the next year is a loss of $195.2 million.  Please discuss what impact, if any, that these potential losses may have on your operations and, in particular, your liquidity even though you may ultimately be able to recover these costs from consumers through the purchased gas adjustment mechanism.  Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response to SEC Comment

We acknowledge the importance of providing robust Item 7 MD&A Overview disclosures in the annual and quarterly reports for Puget Energy and PSE as well as the guidance provided to issuers by the SEC, including the need to include a discussion of material trends and uncertainties. Puget Energy and PSE plan to jointly file a third quarter 2009 Form 10-Q report with the SEC on approximately November 5, 2009.  Attached to this letter, as Exhibit A, is the proposed MD&A Overview disclosure that we intend to include in the third quarter Form 10-Q filing.  The proposed language is intended to provide a more thorough discussion of known material trends and uncertainties that are reasonably likely to have a material impact on revenues, income and liquidity in order to inform investors about the quality and variability of earnings. We believe it also discusses in reasonable detail economic or industry-wide factors impacting Puget Energy and PSE as well as material opportunities, challenges and risks in short and long term and actions being taking to address them.

PSE Pension Plan Funding
As noted in the Staff’s comment #4, the 2008 Form 10-K disclosed in Note 14 “Retirement Benefits” to its financial statements on page 105, PSE’s qualified pension plan experienced a loss of $168.3 million on plan assets during calendar year 2008. As disclosed in Note 14, plan assets were $392.9 million as compared to a benefit obligation of $460.6 million at December 31, 2008. Note 14 also provided a discussion of PSE’s asset investment oversight and strategies, which remain in place. PSE provided employer contributions to the pension plan of $24.9 million during 2008 as disclosed in Note 14 and has additionally funded employer contributions to the plan totaling $18.4 million during the first nine months of 2009. At September 30, 2009, the fair value of plan assets was $474.4 million compared to pension plan benefit obligation of $469.3 million, with the pension benefit obligation subject to remeasurement at December 31, 2009. PSE’s electric and natural gas customer tariff rates, approved by the Washington Commission, provide for recovery of PSE pension plan contributions using a moving average ratemaking convention. PSE’s actuarial firm currently forecasts future PSE employer contributions of approximately $11 million per year for each of the next five years. PSE management currently forecasts the company has ample internally generated cash flow to satisfy these funding requirements without materially impacting our operations or liquidity.

Item 7A Energy Supply Portfolio Management Fair Value Disclosures
Also as noted by Staff, the Form 10-K provides a table on page 62 that summarizes the fair value of PSE derivative instruments measured at December 31, 2008 and the gain (loss) that would mature by future years, with an unrealized loss of $195.2 million at December 31, 2008 attributable to contracts that were scheduled to be settled in calendar year 2009.

As described in Item 1 “Business” on pages 10 -12, in Note 1 “Summary of Significant Accounting Policies” to the financial statements on pages 87-88 and in several places in the MD&A disclosures to the 2008 Form 10-K filing, PSE has a Power Cost Adjustment Mechanism (PCA) and a Purchased Gas Adjustment Mechanism (PGA). Both mechanisms allow the company to recover the cost of energy supply costs, including the impacts of financial derivative contracts when settled. As disclosed, the PGA Mechanism is a dollar for dollar recovery mechanism. The PCA Mechanism is subject to company/customer sharing bands as disclosed. PSE’s retail electric and natural gas tariff rates are established based on forward projections of power and natural gas costs, with actual vs. forecasted costs trued up through the two rate mechanisms. With respect to the SEC’s question regarding the PGA, PSE does continue to believe any gains or losses on derivative contracts entered into to fix the price of natural gas for its full service natural gas customers outstanding at December 31, 2008, when settled, will be included in gas costs recoverable from customers in PSE’s retail natural gas rates. The Washington Commission has consistently allowed such recovery in past years and approved PGA rate changes requested by the company on both June 1, 2009 and October 1, 2009 (natural gas customer tariff rate decreases averaging 1.8% and 17.1% prospectively). PSE’s PGA mechanism has been in place over 30 years and has allowed PSE to fully recover natural gas costs incurred during this entire time frame.

Capital Resources and Liquidity, page 41

Credit Ratings, page 44

5.	Please explain in greater detail why Standard & Poor's and Moody's downgraded the credit rating of Puget Energy upon completion of the acquisition.

Response to SEC Comment

Both ratings agencies downgraded their credit ratings of Puget Energy as a result of the acquisition due to the expected increase in Puget Energy’s total net debt on a consolidated basis.

In the next periodic filing, Puget Energy and PSE will explain the rating agencies’ actions as follows:

On January 16, 2009, Standard & Poor’s Rating Services (S&P) raised its corporate credit rating on PSE to BBB from BBB- and at the same time lowered its corporate credit rating on Puget Energy to BB+ from BBB-.   The rating actions reflected the anticipated completion of the acquisition of Puget Energy and PSE by Puget Holdings, which occurred on February 6, 2009.  In taking this action, S&P noted that the acquisition was expected to increase total net debt by $850 million on a consolidated basis while reducing debt at PSE.  At the same time, S&P removed both companies’ ratings from credit watch with negative implications and revised its ratings outlook to stable.

On February 2, 2009, Moody’s Investors Service (Moody’s) downgraded the issuer rating of Puget Energy to Ba2 from Ba1.   The ratings downgrade at Puget Energy reflected Moody’s concern about the increase in financial risk resulting from the additional debt being introduced from the acquisition by Puget Holdings. In addition, Moody’s affirmed the long-term ratings of PSE.  The ratings outlook for both companies is stable.

Quantitative and Qualitative Disclosure about Market Risk, page 56

6.
To the extent material, please expand your discussion to briefly discuss the variety of electric and gas derivatives you use to manage your commodity price exposures.  Refer to Item 305(b)(1)(ii) and General Instructions 3(A) and (D) to Item 305(a) and (b) of Regulation S-K.

Response to SEC Comment

PSE furnishes electricity and natural gas to its electric and natural gas customers in Washington State under tariff rates approved by the Washington Commission.  As an electric utility, PSE owns and operates base load and peaking electric generating facilities, obtains electricity under long and short-term contracts and purchases and sells energy in the wholesale electric markets in order to meet its retail electric customer load demands, which vary seasonally and daily due to weather conditions.  As a natural gas utility, PSE purchases physical supplies of natural gas under long and short term contracts with producers and marketers to meet the natural gas load needs of its natural gas retail customers which also vary seasonally and daily.  In managing the production and acquisition of electricity and the purchase and storage of natural gas, PSE implements various portfolio optimization strategies, but is not in the business of assuming risk for the purpose of realizing speculative trading revenues.  These strategies often include the purchase and sale of physical commodities (natural gas and electricity) and financial hedges related to those commodities.

We confirm that Puget Energy and PSE will expand discussion on the types of electric and gas derivatives they use to manage commodity price exposures in future periodic reports as follows:

PSE pursues various portfolio optimization strategies, but is not in the business of assuming risk for the purpose of realizing speculative trading revenues.  PSE’s portfolio of owned and contracted electric generation resources exposes PSE and its retail electric customers to some volumetric and commodity price risks within the sharing mechanism of the Power Cost Adjustment.  PSE’s natural gas retail customers are served by natural gas purchase contracts which expose PSE’s customers to commodity price risks through the Purchased Gas Adjustment mechanism.  All purchased natural gas costs are recovered through customer rates with no direct impact on PSE. Therefore, wholesale market transactions are focused on balancing PSE’s energy portfolio, reducing costs and risks where feasible and reducing volatility.  PSE’s energy risk portfolio management function monitors and manages these risks.  In order to manage risks effectively, PSE enters into forward physical electricity and gas purchase and sale agreements, and floating for fixed swap contracts that are related to its regulated electric and gas portfolios.  The forward physical electricity contacts are both fixed and variable (at index) while the physical natural gas contracts are variable with investment grade counterparties that do not require collateral calls on the contracts.  To fix the price of natural gas, PSE may enter into natural gas floating for fixed swap (financial) contracts with various counterparties.

In addition, we also confirm that Puget Energy and PSE will continue to include a disclosure under the relevant Quantitative and Qualitative Disclosures about Market Risk items of future periodic reports regarding the percentage of investment grade counterparties which are classified as derivative contracts as well as the tenor of those derivative contracts.

Exhibit 10 – Material Contracts

7.
We note that several of your material contracts, including credit and note agreements, listed on your Exhibit Index are missing some or all of the schedules and exhibits that are part of those agreements.  For example, we note that the following exhibits are missing either schedules or exhibits or both:

•
Exhibit 10.33 – Credit Agreement dated as of May 16, 2008 among Puget Merger Sub Inc., as Borrower, Barclays Bank PLC, as Facility Agent, the other agents party thereto, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated February 6, 2009, Commission File No. 1-16305 and 1-4393).

•
Exhibit 10.34 – Credit Agreement dated as of February 6, 2009 among Puget Sound Energy, Inc., as Borrower, Barclays Bank PLC, as Facility Agent, the other agents party thereto, and the lenders party thereto (incorporated herein by reference to Exhibit 102 to Puget Sound Energy's Current Report on Form S-K, dated February 6, 2009, Commission File No. 1-4393).

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Response to SEC Comment

We confirm that we will re-file a complete copy of Exhibits 10.33 and 10.34, including schedules and exhibits, with our next periodic report.

Item 10. Directors, Executive Officers and Corporate Governance, page 129

Audit Committee, page 130

8.
Please identify the person or persons who serve as your audit committee financial expert.  If Puget Sound Energy and Puget Energy do not have an audit committee financial expert please state why.  Please refer to Item 407(d) of Regulation S-K.

Response to SEC Comment

We will identify an audit committee member or members serving as an audit committee financial expert for both Puget Energy and PSE in our 2009 Form 10-K annual report.

As disclosed in the 2008 Form 10-K under Item 1 on page 8 and in the MD&A Overview section on page 32, Puget Holdings LLC completed its merger with Puget Energy on February 6, 2009. As a part of the merger, all non-employee independent directors of Puget Energy and PSE that held such positions prior to February 6, 2009 tendered their resignations at the merger closing. New Board members and Board Committee members for Puget Energy and PSE were appointed at the merger closing and were disclosed under Part III, Item 10, in the jointly filed 2008 Form 10-K on pages 144 - 146. No Board member of Puget Energy or PSE previously serving on the Audit Committees for the two companies was appointed to serve as Board member after the merger closing date. The current Boards of Puget Energy and PSE have been reviewing the qualifications of Directors serving on the Audit Committees of the two companies to be named as an audit committee financial expert and intend to identify a Committee member or members meeting such criteria in the Board’s judgment before the end of 2009.

Executive Compensation, page 131

Annual Incentive Compensation, page 134

9.
Please discuss how you measure your performance against each component of your Service Quality Indices. For example, tell us how you measure customer satisfaction with your gas field services.  Also, if any of your Service Quality Indices involves you reaching a pre-defined target in order to satisfy the particular Service Quality Indices, please disclose the target and the company's 2008 results with respect to each target. To the extent you believe disclosure of the target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response to SEC Comment

While Puget Energy and PSE believe the referenced disclosures under Item 11 of the 2008 Form 10-K disclosures were accurate and in compliance with SEC guidance, in future annual report filings we will provide a cross reference to a customer report on the topic of performance measures (described further below) that is posted on our website.

As disclosed on pages 147 and 149 of the 2008 Form 10-K , PSE’s Service Quality Indices ("SQIs") are customer service and reliability performance reporting measures that are developed in collaboration with PSE and the Washington Commission. SQI performance metrics, measurements and regulatory penalty levels are approved in advance during rate general tariff proceedings by the Washington Commission.  PSE is required to provide an annual report to the Washington Commission and PSE's customers describing each SQI, how it is measured, PSE's required level of achievement, and performance results.  This report is enclosed as Exhibit B to this letter and is also available on PSE’s website at:

http://www.pse.com/SiteCollectionDocuments/SQI_Report_Card_2008.pdf.

10.
We note that individual awards are based on performance against team and individual goals.  Please discuss how a named executive officer's performance on individual goals impacts the potential awards that each named executive officer may receive under your Annual Incentive Compensation program.

Response to SEC Comment

As discussed on page 147, an individual executive officer's target incentive opportunity, which is a percentage of base salary, is determined by the Compensation Committee in reference to incentive targets for similar job functions at the utility peer group detailed in our 2008 Form 10-K. We further describe that our performance (on financial measures and SQIs) establishes a company percentage funding level for incentives that is applied to an individual's target incentive opportunity percentage to create an initial formula for considering an individual's actual incentive award.

In future filings we will clarify that an individual executive officer's formula amount can be increased or decreased based on a subjective assessment by the CEO (or the Board in the case of the CEO) of the officer's individual and team performance results, and whether any such adjustments were made. No such adjustments were made for 2008 awards.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4.  Controls and Procedures, page 52

Puget Energy, page 52

Evaluation of Disclosure Controls and Procedures, page 52

11.
We note that Puget Energy filed its Form 10-Q for the fiscal quarter ended March 31, 2009 on June 12, 2009, which is 72 days after the fiscal quarter ended.  We also note that your management determined that your disclosure controls and procedures were effective for the period ended March 31, 2009.  Please tell us how management could determine that your disclosure controls and procedures were effective in light of the fact that you were substantially late in filing your Form 10-Q and did not file a Form NT-10-Q to provide notice of your inability to timely file your Form 10-Q.  Also, please tell us why you did not file a Form NT 10-Q in this instance.

Response to SEC Comment

As noted in Note 1 "Summary of Consolidation Policy" and Note 2 "Business Combinations" to the unaudited financial statements and in the MD&A disclosures in Puget Energy's Form 10-Q for the fiscal quarter ended March 31, 2009, Puget Energy implemented the accounting and disclosure provisions of Statement of Financial Accounting Standards No. 141R, "Business Combinations" ("SFAS 141R") in the first quarter of 2009.  Implementation of this new accounting standard required a significant amount of additional work by Puget Energy and its valuation consultant in order to prepare its March 31, 2009 financial statements and its quarterly report on Form 10-Q.

As a result, Puget Energy determined that it was not practicable to file its Form 10-Q for the fiscal quarter ended March 31, 2009 by the non-accelerated filer deadline of May 15, 2009.  Accordingly, Puget Energy made the decision to deviate from its historical practice of filing joint periodic reports with PSE so that PSE would be able to file its Form 10-Q for the fiscal quarter ended March 31, 2009 in a timely manner.  As a result, PSE filed a separate Form 10-Q on May 5, 2009.

As Puget Energy is a voluntary filer, it is not subject to Section 13 or 15(d) of the Exchange Act although it intends to file its periodic reports by the non-accelerated filer deadlines.  Since the merger was subject to approval by the Washington Commission, neither Puget Energy nor PSE had control over the timing of the completion of the merger and it was not practicable to perform the significant additional work required in connection with the implementation of SFAS 141R prior to consummation of the merger in order to permit timely filing. Accordingly, Puget Energy determined that its disclosure controls and procedures were effective despite the late filing of the Form 10-Q.  Puget Energy did file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009 by the non-accelerated filer deadline and intends to continue to do so going forward.

Rule 12b-25(a) of the Exchange Act provides in part that a Form 12b-25 must be filed containing disclosure of an issuer's inability to timely file a quarterly report on Form 10-Q "required to be filed pursuant to Section 13 or 15(d) of the Act and rules thereunder."  Puget Energy preliminarily concluded that it was not subject to the Rule 12b-25 filing requirement because the Form 10-Q was "not required to be filed pursuant to Section 13 or 15(d) of the Act and rules thereunder."  In order to confirm its preliminary conclusion, Puget Energy had its outside counsel contact the staff of the SEC's Division of Corporation Finance on May 4, 2009 to determine whether it would be required to file a Form NT-10-Q.  After internal discussions at the Division of Corporation Finance, a staff member of the SEC's Division of Corporation Finance contacted Puget Energy's outside counsel on May 11, 2009 and indicated that the SEC's position was that voluntary filers are not subject to Section 13 or 15(d) of the Exchange Act and therefore are not required to file a Form 12b-25.  As a result, Puget Energy determined it was not necessary to file a Form NT-10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition…page 38

Capital Requirements, 53

Contractual Obligations and Commercial Commitments, 53

12.
Your Contractual Obligations and Commercial Commitments table in your Form 10-Q for the fiscal quarter ended March 31, 2009 states that Puget Energy has long-term debt payments including interest totaling $952.8 million due between 2010-2011.  Please discuss what impact, if any, that these payments may have on your liquidity.

Response to SEC Comment

The $952.8 million is comprised of $492.0 million of bond maturities, $317.6 million of interest expense of PSE debt and $143.2 million of interest on Puget Energy debt.  Successful execution of the Company’s strategy is dependent, in part, on access to the long-term debt capital markets.  As a result, the Company would look to refinancing existing long-term debt as it matures.

As a regulated utility, PSE recovers interest on long-term debt as a component of our rate of return which is a used in determining customer tariff rates.  As a result, there is no material impact on the Company’s liquidity from interest payments on PSE debt.  Interest on Puget Energy debt is funded with dividend payments from PSE to Puget Energy which is subject to restrictions as disclosed in our Form 10-K in Note 6 of the financial statements and Item 5 “Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities”.  PSE has a $400 million credit facility that can be used for working capital needs, a $400 million facility for capital expenditures and a $350 million facility to support the PSE’s hedging activities.  Liquidity facilities are sufficient to meet the Company’s needs.

In future disclosures, the Company will more clearly state that its strategy is dependent, in part, on continued access to the capital markets.

*     *     *

Further, as requested in the Comment Letter, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (425) 462-3135 or Michael J. Stranik, Assistant Controller of Puget Energy and PSE at (425) 462-3202.

Sincerely,

/s/ James W. Eldredge

James W. Eldredge
Vice President, Controller and
Chief Accounting Officer

Attachments
cc:	Stephen P. Reynolds
Eric M. Markell
Jennifer L. O’Connor
Michael J. Stranik
Perkins Coie LLP
PricewaterhouseCoopers LLP

Exhibit A

Proposed Puget Energy & PSE Overview Section of Management Discussion and Analysis

Puget Energy, Inc. (Puget Energy) is an energy services holding company and all of its operations are conducted through its subsidiary Puget Sound Energy, Inc. (PSE), a regulated electric and natural gas utility company.   PSE is the largest electric and natural gas utility in the state of Washington, primarily engaged in the business of electric transmission, distribution, generation and natural gas distribution.  Puget Energy’s business strategy is to generate stable cash flows by offering reliable electric and natural gas service in a cost effective manner through PSE.  On February 6, 2009, Puget Holdings LLC (Puget Holdings) completed its merger with Puget Energy.  PSE’s basis of accounting will continue to be on a historical basis and PSE’s financial statements will not include any Accounting Standards Codification No. 805, “Business Combinations” (ASC 805) purchase accounting adjustments.

PSE generates revenues and cash flow primarily from the sale of electric and natural gas services to residential and commercial customers within a service territory covering approximately 6,000 square miles, principally in the Puget Sound region of the State of Washington.  To meet customer growth and replacement of expiring power contracts, PSE is increasing its energy efficiency programs to reduce the need for additional energy generation, pursuing additional renewable energy production resources (primarily wind) and base load natural gas-fired generation to meet its needs.  As PSE acquires new long-term energy resources, it will require access to capital markets to meet its financing needs.

The number of PSE’s electric and natural gas customers continues to increase in 2009 but at a slower rate, approximately 1% annually for each.  Electric retail kilowatt sales and gas therm sales for the nine months ended September 30, 2009 have declined 1.2% and 6.7%, respectively, as compared to the same period in 2008.  The decline in sales volumes in 2009 is due to warmer temperatures, the impact of PSE’s residential and commercial customer conservation programs and weaker economic conditions in the Puget Sound region.  The average temperature in PSE’s service territory during the first nine months of both 2009 and 2008 were colder than normal in the Puget Sound region which has resulted in an increase in heating degree days of 2.1% and 8.4%, respectively.  However, the winter forecast provided by the National Oceanic and Atmospheric Administration’s Climate Prediction Center is for an El Nino weather pattern, which may cause the Pacific Northwest to be dryer and warmer than normal.

Factors and Trends Affecting PSE’s Performance.

The principal business, economic and other factors that affect PSE’s operations and financial performance include:

•	The rates PSE is allowed to charge for its services;
•	Weather conditions;
•	Demand for electricity and natural gas among customers in PSE's service territory;
•	Regulatory decisions allowing PSE to recover costs, including purchased power and fuel costs, on a timely basis;
•	PSE’s ability to supply electricity and natural gas, either through company-owned generation, purchase power contracts or by procuring natural gas or electricity in wholesale markets;
•	Availability and access to capital and the cost of capital; and
•
Regulatory compliance costs, including those related to new and developing federal regulations of electric system reliability, state regulations of natural gas pipelines, and federal and state environmental standards.

Regulation of Rates and Recovery of Costs. The rates that PSE is allowed to charge for its services are the single most important items influencing its financial position, results of operations and liquidity.  PSE is highly regulated and the rates that it charges its retail customers are determined by the Washington Utilities and Transportation Commission (Washington Commission).  The Washington Commission determines these rates based in part on historic test year costs plus weather normalized assumptions about hydro conditions and power costs in the relevant rate year.  If in a particular rate year PSE's costs are higher than what is allowed to be recovered in rates, revenues may not be sufficient to permit PSE to earn its allowed return or to cover its costs.  In addition, the Washington Commission determines whether expenses and investments are reasonable and prudent in providing electric and natural gas service.  If the Washington Commission determines that part of PSE's costs do not meet the standard, those costs may be disallowed partially or entirely and not recovered in rates.

On May 8, 2009, PSE filed a general rate case requesting recovery of increased electric and natural gas revenue requirements.  Based on supplemental general rate filings, PSE is requesting an electric general rate increase of approximately $153.6 million or 7.67% annually and an increase in natural gas rates of $30.4 million or 2.5% annually.  This rate request includes an equity component of 48.0% and a requested return on equity of 10.8%.  A final order from the Washington Commission is expected by April 2010.  On May 28, 2009, the Washington Commission approved a PGA rate decrease of $21.2 million or 1.7% annually effective June 1, 2009.  PGA rate changes do not impact net income.  On September 24, 2009, the Washington Commission approved a PGA rate decrease of $198.1 million or 17.1% annually effective October 1, 2009.  PGA rate changes do not impact net income.

Currently, PSE has a PCA mechanism that provides for recovery of power costs from customers or refunding of power cost savings to customers, as those costs vary from the “power cost baseline” level of power costs which are set, in part, based on normalized assumptions about weather and hydro conditions. Excess power costs or power cost savings will be apportioned between PSE and its customers pursuant to the graduated scale set forth in the PCA mechanism. As a result, if power costs are significantly higher than the baseline rate, PSE’s expenses could significantly increase.  PSE also has a PGA mechanism in retail natural gas rates to recover variations in natural gas supply and transportation costs.  Variations in natural gas rates are passed through to customers; therefore PSE’s natural gas margin and net income are not affected by such variations.

Weather Conditions.  Weather conditions in PSE’s service territory can have a significant impact on customer energy usage, thus PSE’s revenues and energy supply expenses. PSE’s operating revenues and associated energy supply expenses are not generated evenly throughout the year.  While generally both PSE’s electric and natural gas sales are greatest during winter months, variations in energy usage by consumers occur from season to season and from month to month within a season, primarily as a result of weather conditions.  PSE normally experiences its highest retail energy sales and subsequently higher power costs during the winter heating season in the first and fourth quarters of the year and its lowest sales in the third quarter of the year.  Varying wholesale electric prices and the amount of hydroelectric energy supplies available to PSE also make quarter-to-quarter comparisons difficult.  PSE is experiencing lower customer usage due in part to warmer temperatures beginning with the second quarter of 2009 as compared to 2008, although winter months of both 2008 and 2009 were colder than historical averages in the Puget Sound region.

Customer Demand.  Although in the long term PSE expects the number of natural gas customers to grow at rates slightly above electric customers, both residential electric and natural gas customers are expected to continue a long-term trend of slow decline of energy usage based on continued energy efficiency improvements and higher retail rates.  Because PSE does not have in place any “decoupling” or similar regulatory adjustment mechanism, energy efficiency or conservation programs lead to a direct reduction in energy margin.  In addition, the effects of the current recession on Washington State’s economy has caused a decline in customer usage in 2009 compared to 2008.

Access to Capital.  PSE relies on access to bank borrowings and short-term money markets as sources of liquidity and longer-term debt markets to fund its utility construction program and other capital expenditure requirements not satisfied by cash flow from its operations or equity investment from its parent, Puget Energy.  Neither Puget Energy nor PSE has any debt outstanding that would accelerate debt maturity upon a credit rating downgrade.  However, a ratings downgrade could adversely affect the ability to renew existing, or obtain access to new, credit facilities and could increase the cost of such facilities.  For example, under Puget Energy’s and PSE’s credit facilities, both of which expire in 2014, the borrowing costs and commitment fees increase as their respective credit ratings decline. If PSE is unable to access capital on reasonable terms, its ability to pursue improvements or acquisitions, including generating capacity, which may be relied on for future growth and to otherwise implement its strategy, could be adversely affected.  The current condition of capital markets and the economy have caused general concern regarding access to sufficient capital at a reasonable cost.  However, PSE has not been significantly impacted by the recent disruption in the credit environment and expects to continue to be able to access the capital markets to meet is short and long term borrowing needs.

Regulatory Compliance Costs and Expenditures.  PSE’s operations are subject to extensive federal, state and local laws and regulations.  Such regulations cover electric system reliability, gas pipeline system safety, and energy market transparency, among other areas.  Environmental regulations of air and water quality and endangered species protection also impact the Company’s operations, as would possible climate change legislation.  PSE must spend significant sums on measures including resource planning, remediation, monitoring, pollution control equipment and emissions-related abatement and fees in order to comply with regulatory requirements.

Compliance with these or other future regulations, such as those pertaining to climate change, could require significant capital expenditures by PSE and adversely affect PSE's financial position, results of operations, cash flows and liquidity.

Other Challenges and Strategies

Energy Supply.  As noted in PSE’s Integrated Resource Plan (IRP) filed with the Washington Commission, PSE projects that future energy needs will exceed current resources from long-term power purchase agreements and Company-controlled power resources.  The IRP identifies reductions in contractual supplies of energy and capacity available under certain long-term power purchase agreements, requiring replacement of supplies to meet projected demands.  Therefore, PSE’s IRP supports a strategy of significantly increasing energy efficiency programs, pursuing additional renewable resources (primarily wind) and additional base load natural gas-fired generation to meet the growing needs of its customers.  If PSE cannot acquire further additional energy supply resources at a reasonable cost, it may be required to purchase additional power in the open market at a cost that could, in the absence of regulatory relief, significantly increase its expenses and reduce earnings and cash flows.

Infrastructure Investment.  PSE is investing heavily in its utility infrastructure and customer service functions in order to meet increasing regulatory requirements, customer energy needs and aging infrastructure.  These investments and operating requirements give rise to significant growth in depreciation expense and operating expense, which are not recovered through the ratemaking process in a timely manner.  This “regulatory lag” is expected to continue for the foreseeable future.

Operational Risks Associated With Generating Facilities.  PSE owns and operates coal, natural gas-fired, hydro, wind-powered and oil-fired generating facilities.  Operation of electric generating facilities involves risks that can adversely affect energy output and efficiency levels, including facility shutdowns due to equipment and process failures or fuel supply interruptions.  Colstrip Unit 4, for example, has been out of service since March 2009 due to significant repair work required to the unit which was discovered during its routine overhaul.  It is estimated that the unit will be out of service until early-November 2009 and that PSE will incur higher power costs of approximately $16.0 million from July through October 2009.

Exhibit B

2008 Puget Sound Energy Performance Report Card

Each year Puget Sound Energy measures how well we deliver our services to you and all of our customers in three key areas: Customer Satisfaction, Customer Services and Operations Services. Combined, these areas represent 11 specific service-quality indexes. Based on customer surveys and other measurements, we match our performance against a set of benchmarks. (See table on other side.) Here are the highlights.

2008 Performance Highlights

Customer Satisfaction

- In 2008, in addition to meeting nine of the 11 service metrics, we are pleased to report improvements from the prior year in three of our four standards for measuring customer satisfaction. The better scores included:
  - services you received when you called PSE
  - customer satisfaction on how we responded and completed your natural gas service request
  - fewer customer complaints registered with our regulator, the Washington Utilities and Transportation Commission

While customers' evaluation of specific customer-satisfaction services showed improvement, we missed the target in achieving overall customer satisfaction with our services and performance. Customer satisfaction is our hallmark for success, and we are working hard to meet and exceed your and all of our customers' expectations for high level of service.

Customer Services

- Our ratings in customer services improved slightly. We answered more calls live within 30 seconds or less. And we had fewer disconnections of service for nonpayment of PSE bills.

Operations Services

- Among the five standards represented in Operations Services, we missed the mark by 27 minutes on meeting the target of 2 hours and 16 minutes for the average amount of time it took us to restore power outages. The average outage duration of 2 hours and 43 minutes per customer in 2008, however, was a four-minute improvement over our 2007 results.

PSE incurred a $446,691 penalty for missing the benchmark for the average outage duration per customer in 2008. PSE refunded the penalty to customers as an offset to costs included in our electric conservation program charge reduction effective April 1, 2009.

Through our Customer Service Guarantee, we back up our pledge to you when you make a service appointment by crediting $50 to your PSE bill if we do not meet our commitment. PSE credited customers a total of $10,300 for missing 1 percent of our total 121,400 scheduled appointments in 2008 for our more than 1 million electric and nearly 750,000 natural gas customers.

Our dedicated employees are always striving to raise the bar by delivering higher standards of service. We aim to continue our success in maintaining and improving your and all of our customers' satisfaction with our service.

PSE.com

PUGET SOUND ENERGY
The Energy To Do Great Things

2008 Puget Sound Energy Performance Report Card

KEY MEASUREMENT	BENCHMARK	2008 PERFORMANCE	ACHIEVED
CUSTOMER SATISFACTION			
Percent of customers satisfied with our overall services and performance, based on survey	At least 90 percent	83 percent	☐
Percent of customers satisfied with our telephone center services, based on survey	At least 90 percent	93 percent	☑
Percent of customers satisfied with field services, based on survey	At least 90 percent	91 percent	☑
Number of complaints to the WUTC per 1,000 customers	Less than 0.50	0.25	☑
CUSTOMER SERVICES			
Percent of calls answered live within 30 seconds by our telephone center	At least 75 percent	77 percent	☑
Percent of customers disconnected for non-payment	No more than 3.0 percent	2.4 percent	☑
OPERATIONS SERVICES			
Frequency of non-major-storm power outages, per year, per customer	Less than 1.30 outages	1.01 outages	☑
Length of non-major-storm power outages per year	Less than 2 hours, 16 minutes	2 hours, 43 minutes	☐
Time from customer call to arrival of field technicians in response to power system emergencies	No more than 55 minutes	55 minutes	☑
Time from customer call to arrival of field technicians in response to natural gas emergencies	No more than 55 minutes	35 minutes	☑
Percent of service appointments kept, as promised	At least 92 percent	99 percent	☑

Printed with soy ink on recycled paper
2774 04/09

PUGET SOUND ENERGY
The Energy To Do Great Things